UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Clear Channel Outdoor Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

18453H106

(CUSIP Number)

Arturo R. Moreno

c/o Moreno Companies, LLC

4455 E. Camelback Road, Suite C140

Phoenix, Arizona 85018

(602) 667-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 18453H106

1.	Names of Reporting Persons Arturo R. Moreno
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 32,921,370
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 32,921,370
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,921,370
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 483,009,818 shares of Common Stock outstanding as of November 3, 2023.

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1. Security and Issuer

This statement on Schedule 13D relates to the shares of Common Stock, $0.01 par value per share (the “Common Stock”) of Clear Channel Outdoor Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 4830 North Loop 1604 West, Suite 111, San Antonio, Texas 78249.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by Mr. Moreno (the “Reporting Person”).

(b)	The address of the principal business office of Mr. Moreno is 4455 E. Camelback Road, Suite C140, Phoenix, Arizona 85018.

(c)	Mr. Moreno’s principal occupation is Chief Executive Officer of Moreno Companies, LLC.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Item 6 of the cover pages if hereby incorporated by reference.

Item 3. Source and Amount of Funds or Other Consideration

The responses to Items 4 and 6 hereof are incorporated herein by reference.

The securities of the Issuer purchased by Mr. Moreno were purchased with personal funds in open market purchases.

•	The aggregate purchase price of the 32,921,370 Shares owned directly by Mr. Moreno is approximately $31,598,791, including brokerage commissions.

Item 4. Purpose of Transaction

The responses set forth in Items 3 and 6 hereof are incorporated by reference in their entirety.

The Reporting Person acquired the securities reported herein for investment purposes and intends to review its investments in the Issuer on a continuing basis. Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, various laws and regulations applicable to the Issuer and companies in its industry and the Reporting Person’s ownership in the Issuer, and general economic and industry conditions, the Reporting Person may in the future take actions with respect to its investment in the Issuer as he deems appropriate, including changing his current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, the Reporting Person may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Issuer (including any combination or derivative thereof), dispose, or cause affiliates to dispose, of some or all of their shares of Common Stock or other securities of the Issuer or continue to hold, or cause affiliates to hold, shares of Common Stock or other securities of the Issuer (or any combination or derivative thereof).

In addition, without limitation, the Reporting Person has and intends to continue to engage from time to time in discussions with management or the board of directors of the Issuer about its business, operations, strategy, plans and prospects. In addition, without limitation, the Reporting Person may engage in discussions with management, the board of directors of the Issuer, stockholders or other security holders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including, but not limited to, a merger, reorganization or liquidation), a sale or transfer of a material amount of assets, a change in the board of directors or management, a material change in the capitalization or dividend policies, other material changes in the Issuer’s business or corporate structure, changes in the Issuer’s charter, bylaws or other actions that may impede the acquisition of control, de-listing or de-registration of the Issuer, or similar actions.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Person has no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Person, the foregoing is subject to change at any time.

Item 5. Interest in Securities of the Issuer

(a)	The information contained on the cover pages and Item 2 to this Schedule 13D is incorporated herein by reference.

(b)	The information contained on the cover pages and Item 2 to this Schedule 13D is incorporated herein by reference.

(c)	The transactions in the shares of Common Stock on behalf of Mr. Moreno during the past sixty days are set forth in Annex A and are incorporated herein by reference.

(d)

No person other than the Reporting Person disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Nevco Holdings, Inc. (“Nevco,” an affiliated entity of Mr. Moreno) holds $2,264,000 of the Issuer’s 5.125% Senior Secured Notes due August 15, 2027, pursuant to the terms of that Indenture dated as of August 23, 2019, by and among the Issuer and the parties thereto.

Nevco holds $5,000,000 of the Issuer’s 7.750% Senior Notes of the Issuer due April 15, 2028, pursuant to the terms of that Indenture dated as of February 17, 2021 by and among the Issuer and the parties thereto.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Schedule 13D is true, complete and correct.

Date: December 5, 2023

ARTURO R. MORENO

By:	/s/ Arturo R. Moreno
Name:	Arturo R. Moreno

ANNEX A

TRANSACTIONS IN THE SHARES OF THE ISSUER DURING THE PAST SIXTY DAYS

Arturo R. Moreno

Nature of Transaction	Transaction Date	Number of Shares	Total Purchase Amount ($)	Price Per Share ($)	Price Per Share Range
Purchase of Common Stock on Open Market	10/11/2023	500,000	$581,167.32	$1.15	$1.13 - $1.165

Purchase of Common Stock on Open Market	10/12/2023	250,000	$281,490.69	$1.11	$1.105 - $1.145

Purchase of Common Stock on Open Market	10/13/2023	500,000	$546,473.68	$1.08	$1.07 - $1.110

Purchase of Common Stock on Open Market	10/13/2023	500,000	$563,908.71	$1.12	$1.095 - $1.135

Purchase of Common Stock on Open Market	10/17/2023	500,000	$596,502.77	$1.18	$1.15 - $1.20

Purchase of Common Stock on Open Market	10/19/2023	500,000	$591,223.32	$1.17	$1.125 - $1.21

Purchase of Common Stock on Open Market	10/24/2023	700,842	$794,480.10	$1.13	$1.11 - $1.14

Purchase of Common Stock on Open Market	10/25/2023	209,561	$238,924.54	$1.14	$1.125 - $1.15

Purchase of Common Stock on Open Market	10/25/2023	477,217	$560,683.00	$1.17	$1.14 - $1.175

Purchase of Common Stock on Open Market	10/26/2023	472,783	$565,104.00	$1.20	$1.16 - $1.21

Purchase of Common Stock on Open Market	10/26/2023	11,708	$13,372.12	$1.14	$1.135 - $1.145

Purchase of Common Stock on Open Market	10/27/2023	175,588	$214,696.17	$1.19	$1.17 - $1.205

Purchase of Common Stock on Open Market	10/31/2023	471,412	$565,104.00	$1.16	$1.145 - $1.165

Purchase of Common Stock on Open Market	10/31/2023	77,889	$88,795.41	$1.14	$1.125 - $1.155

Purchase of Common Stock on Open Market	10/31/2023	500,000	$559,569.26	$1.11	$1.1095 - $1.12

Purchase of Common Stock on Open Market	11/1/2023	900,000	$981,288.01	$1.08	$1.05 - $1.10

Purchase of Common Stock on Open Market	11/30/2023	1,800,000	$2,529,000.00	$1.40	$1.40